UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

APPOINTMENT OF EXECUTIVE OFFICERS

SIGNATURES

APPOINTMENT OF EXECUTIVE OFFICERS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

Dheeshjith VG, Eric Paternoster, Ganesh Gopalakrishnan, Gautam Thakkar, Haragopal Mangipudi, Jackie Korhonen Manish Tandon, Muralikrishna K, Ravi Kumar S, Ronald Hafner, Sanjay Jalona and Subrahmanyam (Subu) Goparaju have been appointed as members of the Executive Council of the Company, effective 1 November 2013. Brief profiles of each of the newly appointed members of the Executive Council are set out below.

Dheeshjith VG (Jith) is a Senior Vice President, Growth Market Unit at Infosys. Jith has served in various roles at Infosys since joining the Company in 1987. Jith headed the business unit that focused on clients in Asia Pacific, Middle East, Africa, Latin America and Canada from November 2007 to May 2011 with additional responsibility for the incubation of Infosys’ Enterprise SaaS and Learning Services. From 2003 to 2007, Jith was Head of the North American region for Transportation, Media, Leisure and Business Service. From 1999 to 2003, he was Head of Delivery for the Asian and Australian markets and led the Infosys’ Millennium Services Unit from 1998 to 1999. Jith has a Bachelor’s degree in Physics from the University of Calicut and a Master’s degree in Electrical Engineering from the Indian Institute of Science, Bangalore.

Eric Paternoster is the CEO and President of Infosys Public Services (IPS), an Infosys subsidiary focused on Healthcare and Public Sector in the US and Canada. Eric serves on the Boards of IPS and Infosys McCamish Systems LLC, a subsidiary of Infosys BPO Limited (Infosys BPO). Eric joined Infosys in 2002 as Head of Business Consulting for Eastern US and Canada. In 2003, he was named Senior Vice President & Global Head of Insurance, Healthcare & Life Sciences business unit. In 2010, Eric was appointed as the first CEO of the newly formed IPS. Prior to Infosys, Eric was a Partner with Ernst & Young’s Consulting Practice for 3 years. Earlier in his career, he was a Partner in the Financial Services Practice at Accenture (Andersen Consulting). Eric has an MBA in Finance from the University of Cincinnati and a BS in Engineering from the US Military Academy.

Ganesh Gopalakrishnan is a Senior Vice President, Information Systems at Infosys. Prior to this, Ganesh was Head of Delivery for the US and Europe for the Insurance, Healthcare and Life Sciences business unit. Ganesh joined Infosys in 1994 and has held multiple roles in project, account and delivery management for customers in the Midwest and Western US regions. Prior to joining Infosys, Ganesh worked for 7 years with Asian Paints in their Systems function in various executive positions. Ganesh holds a B. Tech (Hons) degree in Chemical Engineering from the Birla Institute of Technology & Sciences, Pilani and a Post Graduate Diploma in Business Management from Xavier Labour Relations Institute, Jamshedpur.

Gautam Thakkar is the CEO and Managing Director of Infosys BPO. He joined Infosys Limited in 2000 in the erstwhile business consulting services and took over as the CEO and Managing Director of Infosys BPO in April 2013. He was one of the founding employees of Infosys BPO, when it started up as a subsidiary of Infosys Limited in 2002. He also heads the Executive Council in Infosys BPO. Prior to this, Gautam was Vice President and Head of all Enterprise Services Businesses, including Finance & Accounting, Sales & Fulfillment, Human Resource Outsourcing, Sourcing and Procurement, Legal Process Outsourcing and Customer Services at Infosys BPO. Gautam has also headed the marketing function and managed the Industry Analyst and Deal Advisory relationships for Infosys BPO and has had experience leading sales, transition and transformation across industry line within BPO. Prior to joining Infosys, Gautam has worked with Accenture, Chemtex Engineering and Aptech Limited in various capacities. Gautam has a BS in Industrial Engineering from Purdue University.

Haragopal Mangipudi is a Senior Vice President, Finacle Business at Infosys since October 2007. Earlier, he was the Vice President and Global Head, Professional Services of Finacle Business from June 1998 to September 2007. Haragopal joined Infosys in December 1993. Haragopal has completed a Post Graduate Program in Software Enterprises Management from the Indian Institute of Management, Bangalore and has a Bachelor’s degree in Law from the University of Delhi.

Jackie Korhonen is a Senior Vice President and Country Head for Australia and New Zealand. Jackie brings over 25 years of experience in senior positions in the technology and business consulting sector. Jackie joined Infosys in 2008 as CEO of the Infosys Australia subsidiary. From 2011-2013, Jackie was the Regional Head responsible for financial services in Asia Pacific, Middle East and Africa. Jackie began her technology career as an engineer, working her way up from a technical customer service role to become a Vice President at IBM. Jackie received dual degrees in Science and Engineering from the University of Sydney, completed studies at Harvard Business School and is a Graduate of the Australian Institute of Company Directors. Jackie currently serves on the board of the Infosys BPO subsidiary Portland Group Pty. Limited.

Manish Tandon is a Senior Vice President, Life Sciences at Infosys. Prior to this role, Manish was the Global Delivery Head of IT services for Financial Services and Insurance. Manish has about 22 years of industry experience, including three years of entrepreneurial experience. He joined Infosys in 1996 and has performed multiple roles in business unit management, delivery management, sales and client relationship management. Manish has a BE from the Indian Institute of Technology, Kanpur, and a Post Graduate Diploma in Management from the Indian Institute of Management, Bangalore.

Muralikrishna K is a Senior Vice President, Computers and Communications Division at Infosys. He joined Infosys in December 1984 and has played multiple leadership roles spanning Project Management, Client Relationship Management, Delivery Management for the US, Midwest and Business Head. Murali was Head of Infosys’ Systems Integration Business prior to assuming his current responsibility in October 2007. Murali has a BS in Mathematics from the Maithili University.

Ravi Kumar S is a Senior Vice President, Insurance at Infosys. Till recently Ravi globally ran the Consulting & Systems Integration Service Line in the Manufacturing Industry Group. Additionally he drives the Oracle Practice across all Industry Verticals as a Corporate Leader. Ravi started his career as a Nuclear Scientist at the Bhabha Atomic Research Center. Ravi has a BE in Chemical Engineering from Shivaji University and a Post Graduate Diploma in Finance Management from the Xavier Institute of Management, Bhubaneswar, India.

Ronald Hafner is the CEO of Infosys Lodestone. Prior to Lodestone’s acquisition by Infosys in 2012, Ronald was the CEO and Partner of Lodestone Management Consultants AG, responsible for the Company’s global operations since founding the business in 2005. Ronald has over 20 years of experience consulting with multinational corporations on business and IT strategy. Ronald began his career in 1988 at PricewaterhouseCoopers where he served clients from various industries for eight years. In 1995 he moved to strategy consulting and joined McKinsey in Zurich/Switzerland. He returned to PricewaterhouseCoopers and was appointed a Partner in 1997. He became a Partner at IBM Business Consulting Services as part of the acquisition of PricewaterhouseCoopers’ consulting practice. Ronald holds a Master’s degree in Economics and Business Administration from the University of Basel, Switzerland.

Sanjay Jalona is a Senior Vice President, Manufacturing since September 2013. Prior to joining Infosys in December 2000, Sanjay was a director at Gemplus from December 1997 to December 2000 and before that held various positions at Wipro Systems (last one as Regional Manager) from July 1990 to December 1997. He holds a Master’s degree in Computer Science from the Birla Institute of Technology & Sciences, Pilani, India.

Subu Goparaju is a Senior Vice President, Infosys Labs at Infosys. Subu also heads Infosys’ Intellectual Property Cell. Subu is a member of the advisory boards of Global Innovation Center at Marshall School of Business at University of Southern California, Monash University–IIT Bombay Research Academy. He is also a member of Fraunhofer – India advisory board. Subu is a member of multiple National Committees of Confederation of Indian Industry on Technology, Innovation, Intellectual Property and Higher Education. Subu has a BE in Electrical and Electronics from Karnataka Regional Engineering College, Surathkal, Mangalore University.

As members of the Executive Council they will be entitled to an Executive Council allowance of USD 150,000 per annum pro-rata for the period as member.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: October 24, 2013	S. D. Shibulal Chief Executive Officer